Exhibit 99.1

• • • • • • • •

• • • • • • • • • • •

10 15 20 30 25 40 70 60 50 85 100 Y ea s t: P i chi a pas t or i s

• • • • • • • • • • •

• • • • •

• • • • • • • • •

• • • • • • • • • • • • • •

IL - 17 is a cytokine that plays a key role in the development of psoriatic lesions, which are in essence an acute, local (dermis) flareup of a chronic underlying disease . It allows for local (rather than systemic) administration of anti – IL - 17 drugs to stop the cytokine cascade .

• • • • • •

• • • • •

• • • Image source: https:// www.researchgate.net/publication/272185735_Three - Dimensional_Skin_Models_of_Psoriasis

ц

• • • • • • •

Píesence of Psoíiasin (S100A7) in an InflammaSkin Model with ľ - Cell activation No induction ľ - cell activation leads to significant incíease in IL - 17A expíession • healthy ex vivo skin samples of one donoí, gíowing in a well • •

• •

• • •

• •

• - - • - • - • • • • • • • •

10 1 10 2 10 3 10 4 10 5 10 6 Titer [TCID 50 /g] limit of detection ٓٓٓٓ ٓٓٓٓ ٓٓٓٓ ٓٓٓٓ 9 8 7 6 5 4 3 2 1 SARS - CoV - 2 RNA copies/ml BALF ٓٓ ٓٓٓٓ ٓ ٓٓ de t e c t i o n limit

• • • • • • • •

• • •

• •

• • • • • •

SCINAI
IMMUNOTHERAPEUTICS

Corporate Presentation | September 2023 | Nasdaq: SCNI



SAFE HARBOR STATEMENT

This communication contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify such forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of the management of Scinai Immunotherapeutics Ltd. ("Scinai") are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the therapeutic and commercial potential of nanosized antibodies (NanoAbs); the pipeline market potential; and the timing of NanoAb proof-of-concept studies and clinical trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, those related to: the possibility that the therapeutic and commercial potential of NanoAbs will not be met; potential changes in the pipeline market potential; a delay in the preclinical and clinical data for NanoAbs, if any; Scinai’s ability to secure additional capital on attractive terms, if at all; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the manufacturing facility will not be able to be used for a wide variety of applications and other pharmaceutical technologies; and those inherent in drug development, which involves a lengthy and expensive process with uncertain outcomes. More detailed information about such risks and uncertainties can be found in the Company's filings with the Securities and Exchange Commission (the "SEC"), including those set forth in the section entitled “Risk Factors” in the Company's Annual Report on Form 10-K filed with the SEC on April 17, 2023. Scinai undertakes no obligation to revise or update any forward-looking statement.

SCINAI
IMMUNOTHERAPEUTICS

Advancing new pipeline of innovative VHH antibody (NanoAb) based drugs from R&D through commercialization

Targeting autoimmune and infectious diseases with large under-served needs and attractive commercial opportunities such as:

- PSORIASIS
- ASTHMA
- COVID-19
- PSORIATIC ARTHRITIS
- WET AMD



NANOSIZED ANTIBODY PIPELINE: HUGE OPPORTUNITY



HUMAN ANTIBODY (mAb)



ALPACA-DERIVED ANTIBODY (NanoAb)

Alpaca-derived nanosized antibodies (NanoAbs) are also known as VHH antibodies[1]

mAb therapeutic market size is ~$205 billion[2] including Cosentyx for psoriasis $4.8 billion (2022)

NanoAbs: Human monoclonal antibody (mAb)'s biobetter

1. VHH antibody is trademarked by ABLYNX N.V., a wholly owned subsidiary of Sanofi, as Nanobody. Scinai has no affiliation with and is not endorsed by Sanofi.

2. https://www.researchandmarkets.com/reports/5791212/monoclonal-antibody-therapeutics-market-source (accessed 14.Aug.2023)

SCINAI

MAX PLANCK AND SCINAI COLLABORATION

Designed to create significant clinical and commercial advantages

Scinai brings...

- Recombinant protein drug development experience from lab to Phase 3 clinical trial
- Manufacturing, quality, international regulatory experience
- GMP biologics manufacturing facility
- Best-in-class equipped labs
- Top-tier big pharma & biotech leadership expertise

Max Planck & UMG[1] bring...

- World-class science & access to leading scientists
- NanoAb platform for the development of promising potent therapeutics
- Patents covering NanoAbs & their manufacturing



Professor Dr Dirk Görlich
Director of Max Planck Institute for Multidisciplinary Sciences Winner of inaugural World Laureates Association (WLA) Prize in Life Sciences or Medicine



Professor Dr Matthias Dobbelstein
Fellow at Max Planck Institute for Multidisciplinary Sciences
UMG Head of Department

1. Max Planck Institute for Multidisciplinary Sciences and the University Medical Center Göttingen (UMG)

PLATFORM VALUE PROPOSITION

NanoAbs' unique physicochemical attributes can generate multiple crucial advantages vs human monoclonal antibodies (mAbs)

Manufacturing

- 10-times more active pharmaceutical ingredients (API) per gram of manufactured protein vs. mAbs
- Faster and lower cost production in yeast (pichia) vs mammalian cells

R&D

- Quicker antibody discovery and optimization due to massive libraries
- De-risked pipeline development leveraging approved mAb targets

Product

- Hyper-thermostable = longer shelf life, easier storage & distribution
- Superior specificity & affinity to target potentially enables lower dose, fewer adverse events, lower cost
- Adaptable half life

Patient Safety & Convenience

- Multiple, easier routes of administration
- Lower immunogenicity
- Fewer contraindications
- Potentially safer & lower dose

DERISKED DRUG DEVELOPMENT

NanoAbs feature a favorable path to market compared to risks associated with traditional drug development

Source of Risk	NanoAb	
Molecular Target	✓	Validated by existing but sub-optimal mAb therapies
Mechanism of Action	✓	Well understood
Composition of Matter	**TBD**	Assessing safety & efficacy of alpaca-derived NanoAbs
Commercial	+	Strong demand for available mAbs, and underserved populations

Validated Therapeutic Use
First commercial VHH-antibody is blood disorder therapy Caplacizuma – by Ablynx, a company acquired by Sanofi in 2018 for $4.8B

NANOAB PRODUCTION: HIGH YIELD, LOW COST, IN-HOUSE

Efficient and extremely clean process in yeast

Batch fermentation yields up to 9g / liter,
indicating kg yields in standard 1000-liter fermentor



kDa
0.5 µl Harvest Supernatant
100
85
70
60
50
40
30
25
20
15
10
NanoAb

Yeast: Pichia pastoris



PIPELINE MOLECULAR TARGETS



IL-13
TSLP
IL-17A
RBD
IL-17F
IL-17A/F
IL-4RA
IL-4Ra
ANG-2
VEGF-A
HETERODIMER

COVID-19

- Strong in vivo data for inhaled therapeutic and prophylactic

PSORIASIS, PSA, ATOPIC DERMATITIS, HS

- Single compound targeting IL-17A and IL- 17F and IL-17AF
- Novel local use
- Larger target population than the one addressed by mAbs such as Cosentyx or Taltz and Siliq

ASTHMA, ATOPIC DERMATITIS

- Asthma ~ quick time to POC
- Antibodies targeting IL-13 and TSLP, have large commercial potential
- Novel routes of administration: e.g.. Inhalation
- larger target population than the one addressed by mAbs such as Nucala, Xolair or Dupixent

WET AMD

- Targets well-validated
- Limited development competition
- Large commercial opportunity

PIPELINE ADDRESSING LARGE MARKETS WITH UNDERSERVED NEEDS

COVID-19 NanoAb: Proof-of-concept as therapeutic and prophylactic.
Psoriasis proof-of-concept anticipated in 2023.

Autoimmune

Market Sizes

- Validated targets of existing mAb treatments
- Short time to value generation, lower risk than mAbs
- Large markets growing at attractive CAGRs

Asthma €2.6B

Psoriatic arthritis €4.5B

Macular degeneration (AMD) €5B

Psoriasis €9B

Infectious

- Common diseases (e.g. COVID-19, Influenza)
- Platform potential for response to emerging pandemic pathogens

COVID-19 $8B+
Pfizer's estimate for 2023 Paxlovid revenues[1]

1. https://s28.q4cdn.com/781576035/files/doc_financials/2023/q2/Q2-2023-PFE-Earnings-Release.pdf

PIPELINE DEVELOPMENT: STATUS & UPCOMING MILESTONES

Anti-IL-17 psoriasis treatment in-vivo proof-of-concept in 2023, clinical trial 2024

		Drug Discovery (Max Planck)							
Indication	**Molecular Target**	**Alpacas Immunized**	**VHH Antibody Selected**	**Clones Generated**	**Manufacturing Process & Analytical Method Development**	**In vitro / Ex vivo**	**In Vivo Proof-of-Concept**	**Toxicology**	**Clinical Phase 1/2**
Covid-19 Therapeutic	RBD	→	→	→	→	→	→	Ready for Partnering	
Covid-19 Prophylactic	RBD	→	→	→	→	→	→	Ready for Partnering	
Psoriasis, PSA, Atopic Dermatitis, HS	IL-17A, F, AF	→	→	→	→	→			Est. H2'24
Asthma, Atopic Dermatitis	IL-4Ra IL-13 IL-4 TSLP	→	→	→					Est. 2025 Est. 2025 Est. 2025
Wet AMD	VEGF-A ANG-2	→	→						TBD TBD

Est. – Estimated timing

SCINAI

ANTI-IL-17 NANOAB

INITIAL FOCUS: THE LARGE AND GROWING PSORIASIS MARKET WITH UNDERSERVED NEEDS

7.5M
US patients; 125M worldwide

€9B
Biologics market in 2020 growing at 7% CAGR

€4-5B
Market estimate for IL-17s Abs in 2026

Current standards of care:

- Topical (steroids, vitamin D analogues, retinoids)
- Phototherapy
- Systemic
  - Traditional systemics (e.g. methotrexate, acitretin, and ciclosporin)
  - Injected biologics (mAbs)
  - Oral (including Otezla, Xeljanz, Sotyktu)

The opportunity:

- Current biologics and new oral treatments are systemic, not topical
- Recently developed systemic treatments target mostly the 15% of patients with severe psoriasis (due to costs and risk vs. benefit for patients)
- Patients with mild to moderate psoriatic need a topical, local treatment that is highly efficacious, specific and safe to use

Sources: National Psoriasis Foundation; industry sources;

FOUR APPROVED IL-17 INHIBITORS ON THE MARKET

All target psoriasis, some of them target additional indications

Name	Company	Approved Date EU5	Indication	Target	Route of Administration	Expected LOE EU5
Cosentyx (secukinumab)	NOVARTIS	2015	• Moderate to severe plaque psoriasis • Psoriatic arthritis • Ankylosing spondylitis • Non-radiographic axial spondyloarthritis	IL-17A	Subcutaneous injection	2030
Siliq (brodalumab)	BAUSCH Health	2017	• Moderate to severe plaque psoriasis	IL-17R	Subcutaneous injection	2029
Taltz	Lilly	2016	• Moderate to severe plaque psoriasis • Psoriatic arthritis • Ankylosing spondylitis • Non-radiographic axial spondyloarthritis	IL-17A	Subcutaneous injection	2031
Bimzelx	ucb	2021	• Moderate to severe plaque psoriasis • Psoriatic arthritis (Pre-registration) • Ankylosing spondylitis (Pre-registration) • Axial spondyloarthritis (Pre-registration) • Suppurativa hidradenitis (Phase III)	IL-17A and F	Subcutaneous injection	n/a

Source: Datamonitor; L.E.K. research and analysis

WHY DEVELOP AN ANTI-IL-17 NANOAB?

Strong business and clinical potential for development and commercialization

IL-17 is a cytokine that plays a key role in the development of psoriatic lesions, which are in essence **an acute, local (dermis) flareup of a chronic underlying disease**. It allows for local (rather than systemic) administration of anti – IL-17 drugs to stop the cytokine cascade.

Success Factor	Rationale
IL-17 is a well-established target in psoriasis	IL-17 as a molecular target in psoriasis is well understood and has been validated by existing therapies, e.g., Cosentyx, Siliq, Taltz and Bimzelx.
Antibodies targeting IL-17A and IL-17F isoforms are more effective in treating plaque psoriasis	IL-17 F is highly expressed in the skin. UCB's Bimzelx and MoonLakes' Sonelokimab both target IL-17A and F showed superior PASI 90 scores vs. anti-IL-17A only antibodies
There is clinical evidence of IL-17 being responsive to nanobodies in treating psoriasis	MoonLake's Sonelokimab, showed positive Phase II results in treating patients with **moderate to severe** psoriasis
Specific physicochemical characteristics of our drug candidate make it optimal for treatment of **mild to moderate** psoriasis patients (78% of psoriatic patients)	Most novel oral and biological treatments tend to focus on **moderate to severe** psoriasis segment, are administered every two weeks via a systemic RoA (cost and risk for AE) while **Mild to moderate** patients seek for local treatments that are specific, efficacious and safe and that do not require chronic use.

SCINAI

ANTI-IL-17 NANOAB FOR PSORIASIS: DERISKED DRUG DEVELOPMENT

Attractive market potential, proven target, short time to proof-of-concept

Source of Risk	NanoAb	
Molecular Target	✓	Validated by existing therapies: Cosentyx, Siliq, Taltz and Bimzelx
Mechanism of Action	✓	Well understood
Composition of Matter	TBD	Moonlake's (MLTX) Sonelokimab NanoAb "demonstrated rapid & durable clinical response" in Phase 2b trial
Commercial	+	Strong demand for available mAbs; massive underserved populations of mild to moderate psoriasis patients

Scinai's IL-17 NanoAb value added
Unlike Moonlake's treatment, Scinai's NanoAb will be administered locally, suggested greater convenience and safety for patients

IL-17 SIGNALING PATHWAY

BiondVax's anti-IL-17 NanoAb exhibits several key advantages

- IL-17A, -IL-17F and the heterodimer AF play a key role in the development of psoriatic lesions, which are in essence an acute, local (dermis) flareup of a chronic underlying disease.
- Strong scientific evidence for efficacy by mAbs that are administered systemically and successfully block the IL-17 pathway that is relevant for Psoriasis, Arthritis and bone erosion.

- Time to PoC: 1Y for pre-clinical, 2Y for clinical PoC
- Small size Phase 3 trial: 350-400 patients
- Time to market: 4-5Y
- Our single NanoAb can target IL-17 forms A, F, and AF complex



p40
IL-12
p40
p19
TH1
TH17
p40 antibody
Ustekinumab
p19 antibodies
"Guselkumab
"Tildrakizumab
IL-17A–IL-17F
IL-17A
IL-17F
IL-17 antibodies
"Secukinumab
"Ixekizumab
IL-17RA antibody
" Brodalumab
IL-17RA
IL-17RC
Signal Transduction
IL-17 signaling inhibition
"STAT 3 antagonists
"RORγt antagonists
"mTOR inhibitors
TARGET TISSUES
Keratinocyte
Synovial Fibroblast (FLS)
Endothelial Cell
Osteoclast
Induction of IL-8, CCL20
Epidermotropism of T cells and Neutrophils
Induction of IL-6, IL-8, MMP-3
Proliferation of FLS
Cell trafficking
Angiogenesis
RANK-RANK Ligand system activation
Psoriasis Plaque
Pannus leading to Arthritis
Bone Erosion

Sources: IL-17 and Its Receptor System: a New Target for Psoriatic Arthritis | SpringerLink

SCINAI

OUR NANOAB TARGETS AN UNDERSERVED POPULATION

Underserved patient population

- 125 million patients, including 7.5 million US adults
- 80-90% is plaque psoriasis
- Current therapies targeted only to moderate & severe patients, administered systemically
- Mild patients may suffer from considerable and visible lesions which may be uncomfortable, painful, and impact social and mental well-being
- Mild patients are ineligible for biological treatments; and moderate psoriatic patients are often reluctant to receive systemic biological treatments due to side effects

Psoriasis prevalence and severity

MILD = 50% of patient population



<3% of the body.

Typically little effect on the quality of life.

MODERATE = 28%



3-10% of the body.

Generally affects the quality of life.

SEVERE = 22%



>10% of the body.

Typically has a severe impact on the quality of life.

Sources: Canadian Psoriasis Network; National Psoriasis Foundation; https://link.springer.com/article/10.1007/s13555-021-00518-8

CLINICAL AND NON-CLINICAL

NanoAb blocks Psoriasis phenotype in 3D skin model

- 3D models of psoriatic skin occupy an intermediate position between cell cultures and animal-based models.
- 3-dimensional models is used for drug screening and testing new pharmacological approaches.
- IL-17 is added to the medium to induce Psoriasis phenotype


Keratinocytes
6
7
Fibroblasts
5 Collagen gel
3 Medium

Image source: https://www.researchgate.net/publication/272185735_Three-Dimensional_Skin_Models_of_Psoriasis

SCiNAI

Clinical and non-clinical

NanoAb to IL-17: Pre-clinical evaluation:

In vitro PoC in 3D model – positive indication that the NanoAb blocks overexpression of Psoriasis markers and helps in recovering structural proteins that are essential for healthy skin structure (model establishment is ongoing)



Fibroblasts
Cross-linked collagen matrix
14 days medium change
day 1: Feeder cells
d3: Keratinocytes
d4, 7: Medium change
d9: Seeding cells onto skin models
d10: Medium change
d11: Transfer on air-liquid-interphase
Nanobodies Cytokines
d14, 16, 18: Medium change
d21: Preparation for further experiments
microscopy
Immuno-histochemistry
qPCR
Flow cytometry

ID & TOPICAL NANOAB RECOVERS FILAGGRIN

Marker	Role	Location	Level in normal skin	Level in Psoriatic skin
Filaggrin (filament aggregating protein)	Structural protein in skin barrier, organizing Keratin filaments	Epidermis secreted by Keratinocytes	High	Low


Filaggrin (Flg)
in paraffin
Control
10 nM Nanobodies
100 nM Nanobodies
10 ng/ml IL-17A
100 ng/ml IL-17A
10 ng/ml IL-22
100 ng/ml IL-22
10 ng/ml IL-17A + 10 nM NB (Medium)
10 ng/ml IL-17A + 100 nM NB (Medium)
10 ng/ml IL-17A + 10 nM NB (Topical)
10 ng/ml IL-17A + 100 nM NB (Topical)

SCINAI

DOWNREGULATES PSORIASIS MARKERS

ID & topical NanoAb downregulates psoriasis markers

Marker	Role	Location	Level in normal skin	Level in Psoriatic skin
CXCL1	Recruits more Th17 cells into the lesion	Secreted by neutrophils to the dermis	Low	Overexpressed
CCL20	Recruits more Th17 cells into the lesion	Secreted by Keratinocytes in the epidermis	Low	Overexpressed


CCL20 Dermis
Expression level of CXCL1 mRNA (CCL20/GAPDH)
200
150
100
50
0
Control
10nM NB
100nM NB
10ng/ml IL17A
100ng/ml IL17A
10ng/ml IL22
100ng/ml IL22
10ng/ml IL17A + 10nM NB (M)
10ng/ml IL17A + 100nM NB (M)
10ng/ml IL17A + 10nM NB (T)
10ng/ml IL17A + 100nM NB (T)


CXCL1 Dermis
Expression level of CXCL1 mRNA (CXCL1/GAPDH)
4000
3000
2000
1000
0
Control
10nM NB
100nM NB
10ng/ml IL17A
100ng/ml IL17A
10ng/ml IL22
100ng/ml IL22
10ng/ml IL17A + 10nM NB (M)
10ng/ml IL17A + 100nM NB (M)
10ng/ml IL17A + 10nM NB (T)
10ng/ml IL17A + 100nM NB (T)

ANTI-IL-17 NANOAB: $t_{1/2}$ = 4h IN THE DERMIS

In vivo data: Single intradermal injection covers 7cm²

Study design

Animal No.	Group	Number of animals	Treatment
1-3. 19-21	1hr	6	ID, IT
4-6	2hr	3	ID
7-9	5hr	3	ID
10-12	8hr	3	ID
13-15	12hr	3	ID
16-18	24hr	3	ID
	Total	21	

A: Injection site;
B, C: Skin sampled for analysis 1.5 and 3cm from injection site



C
B
A

Results

Biotinylated VHH anti IL-17 in mouse skin after ID injection. Time 0



Figure 3: Animal 2. Section A (injection site). 1 hour post injection. Extensive positive IHC sign of the dermis. Intense IHC signal (red arrows) is distributed mostly in the dermis. X10. Biotin staining; Anatomical layersL Yellow: epidermis, Green: Dermis, Red: Subcutis, Purple: Skin muscle.

Histopathology shows the localization, up to the epidermis, within the dermis and down to the skin muscle.

IHC stain



**
IHC positive stain - %
0
25
50
75
1hr
2hr
5hr
8hr
12hr
24hr
Summary of the digital morphometry results (mean ± SD) of the histopathological findings (sum). Statistical analysis was conducted using One-Way Analysis of Variance (ANOVA) followed by Tukey HSD. Significance is indicated by asterisks: (*) = p<0.05; (**) = p<0.01

ANTI IL-17 NANOAB PRE-CLINICAL EVALUATION: NEXT STEPS

- In vitro PoC in human skin model (Genoskin) – to be initiated in Q4'23
- Topical formulation: with external expert consultant, the lab will prepare the formulation, permeability evaluation: in IMQ model (SIA)
- In parallel: confirm efficacy and characterize clones with better yield
- Seek regulatory advice regarding next steps (e.g. from PEI)
- In vivo Xenograft model (immunocompromised SCID BEIGE mice transplanted with human skin)
- Toxicology
- Clinical trial (FIH)

Ongoing: Ex-vivo PoC in human skin model (Genoskin)

A full-thickness human ex vivo skin model reproducing key features of psoriatic lesions

Model establishment

- healthy ex vivo skin samples of one donor, growing in a well
- T-Cells Activation + Th1/Th17 polarization cocktail is added to induce the psoriasis



Experiment timeline (starting October 2023)


D0
D1
D2
D3
D4
D5
D6
D7
Culture with polarization cocktail + treatment
Prophylactic treatment application window
Therapeutic treatment
Detection of Th17/Th1 phenotype
IL-22 dosage
Quality purpose

- The model reproduces aspects of inflammatory responses observed in psoriatic lesions (representative results that confirms the model capability to mimic psoriasis phenotype and express relevant markers (S100A7) upon induction:

Expression of pro-inflammatory cytokines


IL-17A
No induction
InflammaSkin®

T-cell activation leads to significant increase in IL-17A expression

Epidermal Activation


DAPI
S100A7
100 um

No induction

Presence of Psoriasin (S100A7) in an InflammaSkin Model with T-Cell activation

IN VITRO POC IN HUMAN SKIN MODEL CONT.

Study design

Compound	Route	Frequency	n
Control untreated (no induction)	N/A		1
Control untreated	N/A		5
Betamethasone	Topical (Positive control)	Daily	3
Secukinumab	SC (Positive control)	Once, day 3	3
Irrelevant VHH	Intradermal (Negative control)	Once, day 3	3
Lead1 (Re42b04a)	Intradermal	Once, day 3	3
Lead1 (Re42b04a)	Intradermal	Days 3,4,5	3
Lead3 (Re42f08)	Intradermal	Once	3
Lead3 (Re42f08)	Intradermal	Days 3,4,5	3

Objectives:

1. Compare efficacy of Lead 1 vs Lead 3
2. Compare efficacy of single administration vs daily administration
3. Get indication for the therapeutic dose in comparison to Cosentyx

Key measured parameters:

- Measurement of the following cytokines: IFN-γ, IL-1β, IL-6, IL-10, IL-17A, IL-17E/IL-25, IL-17F, IL-21, IL-22, TNF-α
- H&E staining, evaluation of tissue integrity / Inflammation

Results expected in December 2023
We expect significant reduction in cytokine level and tissue integrity in the control vs treated groups

IN VIVO POC: HUMANIZED SKIN MOUSE PSORIASIS

Animal model: Normal human skin will be engrafted into SCID BEIGE mouse and disease will be induced by injection of IL-2 activated PBMC's from psoriatic patients

Experiment timeline

Human skin transplantation	T cells/NK injections	Treatment	Skin harvest and analysis
Day 0	Day 28	Day 42	Day 56

Proposed study design

Group	Compound	Route	Frequency	Amount of Formulation Applied	Dose	No. of Mice
1	Vehicle	Intradermal	TBD	TBD	TBD	8
2	Dexamethasone	Topical	BID	40 µl	2 mg	8
3	Cosentyx	Subcutaneous	Twice a week	60 mg/kg	1.5mg	8
4	Test item high dose	Intradermal	TBD	TBD	TBD	8
5	Test item mid dose	Intradermal	TBD	TBD	TBD	8
6	Test item low dose	Intradermal	TBD	TBD	TBD	8

Major outcome measures

Control Psoriatic skin



Macroscopic photographs

- Epidermis thickness scoring
- Immunohistochemical analysis for Ki-67, HLA-DR, epidermal human beta-defensin-2 (Hbd2), psoriasin (S100A7), CD8,CD4, IL-17 and IL-22
- ELISA analysis for IL-17 in mouse serum

SCINAI

FIRST-IN-HUMAN: PHASE 1/2A CLINICAL TRIAL SYNOPSIS

Synopsis of trial planned for 2024

	Visit 1 Day 1	Visits 2 to 6 Days 2 - 6	Visit 6 Day 7	Visit 7 Day 28
Anti-IL-17 NanoAb (36 patients, 12 per each dose)	Screening, PK during 3h, every 30min after first and last injection, in n=3 (28 days for screening)	VHH treatment twice/day, for 5 days, staggered. PK after first and last treatment (day 6) in n=3 of each dose	Safety assessment PASI score	Safety, immunogenicity assessment PASI score
Placebo (12 patients)	Screening, PCR test & SOC treatment. N=12, Safety assessment	Placebo twice/day, for 5 days.	Safety assessment PASI score	Safety assessment PASI score

IP STATUS

- **COVID-19**: 2 patent families maintained in US, EU, China, Israel; PCT for 3rd patent on Omicron will be filed in November, claims preparations is ongoing.
- **IL-17**: PCT will be filed in Dec. 2023

SCINAI

COVID MARKET POTENTIAL

Current FDA-approved COVID treatments: [1]

- Oral antiviral pills:
  - Pfizer's Paxlovid (nirmatrelvir + ritonavir)
  - Merck's Lagevrio (molnupiravir)
- Intravenous (IV) antiviral:
  - Gilead's Veklury (remdesivir)
- Immune modulators:
  - Olumiant (baricitinib) and Actemra (tocilizumab) for certain hospitalized adults with COVID-19

FDA EUA: [2]

- Only one mAb: Genentech's Actemra (tocilizumab) – highly limited indication

FDA authorizations withdrawn – inactive vs Omicron:

- Regeneron's REGEN-COV (casirivimab and imdevimab).
- GSK's Xevudy (sotrovimab)
- Evusheld's EUA withdrawn 26 Jan 2023 leaving **no prophylactic treatment**

Big pharma continuing to invest in COVID

- AZ is developing a second generation to Evusheld

Paxlovid [3]
(nirmatrelvir | ritonavir)

90% US Covid tx market share

$8B 2023 projected revenue

2024 Revenue growth expected

- For high-risk patients
- Many contraindications, including for common drugs
- Limited treatment window

Sources: [1] https://aspr.hhs.gov/COVID-19/Therapeutics/Pages/default.aspx; https://www.fda.gov/consumers/consumer-updates/know-your-treatment-options-covid-19; https://aspr.hhs.gov/COVID-19/Treatments/Pages/Possible-Treatment-Options-for-COVID19.aspx; [2] https://www.fda.gov/emergency-preparedness-and-response/mcm-legal-regulatory-and-policy-framework/emergency-use-authorization#coviddrugs; [3] Pfizer Q4'22 and Q1'23 reports

INHALED ANTI-COVID-19 NANOAB VIRTUALLY ELIMINATED VIRAL LOAD IN THE LUNGS



Over a week after infection, compared to placebo group, hamsters treated with Scinai's NanoAb had over 30 times lower SARS-COV-2 viral titers in their lungs

Significantly milder disease course measured by weight loss in hamsters infected with SARS-COV-2 and then treated with inhaled anti-COVID-19 NanoAbs, administered 24 hours post infection, compared to placebo

Virus quantification, a measure of viral titer per gram lungs by:

TCID50


****
****
****
****
Titer [TCID50/g]
10⁶
10⁵
10⁴
10³
10²
10¹
limit of detection
G1 PBS
G2 High Dose
G3 PRO Mid Dose
G4 Mid Dose
G5 Low Dose

PCR (RNA copies)


**
*
****
**
SARS-CoV-2 RNA copies/ml BALF
9
8
7
6
5
4
3
2
1
detection limit
G1 PBS
G2 High Dose
G3 PRO Mid Dose
G4 Mid Dose
G5 Low Dose

* $p<0.05$
** $p<0.01$
*** $p<0.001$
**** $p<0.0001$

SCINAI

BOUTIQUE CDMO SERVICES

DE-RISKING SCINAI'S INTERNAL R&D INVESTMENTS BY LEVERAGING INTERNAL CAPABILITIES

ASEPTIC GMP MANUFACTURING SUITES

STATE-OF-THE-ART R&D AND QC LABORATORIES

PHARMA CMC EXPERIENCE

Scinai's CDMO business unit leverages our cGMP manufacturing facility, aseptic fermentation and fill and finish suites, R&D and QC laboratories, and experienced professionals to serve pharmaceutical, biotech, and alternative food tech companies with pilot and clinical process development and manufacturing.

Value for clients: Boutique end-to-end service offering decades of accumulated experience in manufacturing process development, analytical method development and quality control under GLP conditions coupled with robust QMS.

GMP MANUFACTURING AND R&D LABS

Industry standard aseptic facility: Labs, cleanroom, warehouses, offices

- Analytical methods development combined with best-in-class **QC capabilities** and equipment
- Labs for **manufacturing process development** and scale-up allow for the implementation of quality by design and design of experiment principles
- **cGMP suites** for upstream fermentation, downstream purification, media and buffer preparations, formulation and aseptic automated filling of PFS & vials
- Designed to meet **FDA and EMA** regulatory standards
- Single-use equipment enables:
  - Adaptable manufacturing processes for a pipeline of different products
  - Quicker lead times
  - Faster time-to-market for new products









Scinai's 1850m^2 (20,000 sq.ft)
cGMP Biologics Manufacturing Facility | Jerusalem

1850M² FACILITY: LABS, CGMP MANUFACTURING, OFFICES



SCINAI

END-TO-END CDMO OFFERING

CGMP PRODUCTION

UPSTREAM & DOWNSTREAM PROCESS DEVELOPMENT AND SCALE-UP

ANALYTICAL METHOD DEVELOPMENT & QUALITY (QC & QA)

ASPEPTIC FILLING









DEEP PHARMA EXPERIENCE & CAPABILITIES

35 STAFF MEMBERS

- 5 PhDs
- Manufacturing, engineering, technical R&D, upstream & downstream process development, QC, QA, clinical and non-clinical, procurement
- Outsourced finance, legal, regulatory



AMIR REICHMAN – CEO

Senior global pharma leadership positions: Pharmaceutical engineering & supply chain at GSK Vaccines, Belgium; Large projects building vaccine manufacturing sites in Belgium, Italy, Germany, Hungary & US; NeuroDerm (R&D); Novartis Vaccines (Global Supply Chain);



DR. TAMAR BEN-YEDIDIA – CSO

Co-invented and guided vaccine candidate through 8 clinical trials including pivotal Phase 3. PhD from Department of Immunology, Weizmann Institute of Science.



ELAD MARK – COO

Led scale-up, tech transfer, manufacturing of recombinant proteins in China, mAbs for Novartis Singapore. Principal bioprocess engineer; Novartis (Technical Project Manager – Process).



DR. DALIT WEINSTEIN-FISCHER – VP TECHNICAL R&D

Leadership roles at Merck kGaA Israel. Directed Biological Processes at NanoSpun Technologies Ltd. and CTO at VAYU Sense AG, specializing in improving bio-based fermentation processes with an AI-based controller. Led the Natural Biotechnology Systems Department at Sigma Aldrich. PhD Molecular Genetics and Microbiology.

BOARD BRINGS SIGNIFICANT EXPERTISE

NORTH AMERICA

Mark Germain, Chairman
Aentib Group (Managing Director). Founder, director, chairman, and/or investor in over 20 biotech companies including Alexion, Incyte, Neurocrine, Ariad, ChromaDex.

Samuel Moed, Director
Bristol Myers Squibb (NYSE: BMY) (Senior Vice President, Corporate Strategy)

Adi Raviv, External Director
Experienced in Wall Street investment banking; Capacity Funding LLC (Principal)

Jay Green, External Director
Glaxo SmithKline (NYSE: GSK) Global Vaccines (Senior Vice President Finance and CFO), Gavi (Advisor for COVAX)

ISRAEL

Amir Reichman, CEO
NeuroDerm Ltd (Senior Scientist), Novartis Vaccines USA (R&D and Global Supply chain), GSK Vaccines Belgium (Global Supply Chain and Global Engineering)

Morris C. Laster, Director
BioLineRx (CEO, Director), OurCrowd (Partner), Clil Medical (CEO), Vital Spark (CEO), Kitov Pharmaceuticals (Co-founder, Director)

Yael Margolin, PhD, External Director
Gamida Cell Ltd. (Nasdaq: GMDA) (President, CEO, Director), Denali Ventures LLC (VP)

Avner Rotman, PhD, Director
Biodar (CEO), Rodar (Founder)

SELECT FINANCIALS & CAP TABLE

Nasdaq: SCNI

	ADS OUTSTANDING
Ordinary ADS	4,351,927
Pre-funded ADS	1,121,552
Primary shares out	**5,473,479**
$5 Warrants (Expire 16 Dec 2023)	4,700
$5 Warrants (Expire 16 Dec 2025)	1,600,000
$1.16 Warrants (Expire 15 Mar 2029)	1,146,552
Options + RSUs	535,723

Updated: Sep. 19, 2023

- $7.6M cash as of June 30, 2023
- €24M European Investment Bank (EIB) loan payable 31 Dec, 2027

SCINAI

NASDAQ

SIGNIFICANT POTENTIAL FOR VALUE CREATION

- Well-positioned to bring innovative inflammation & immunology (I&I) therapies to market
- Demonstrated multiple biologics tech transfers, process development and optimization, scale-up, production, preclinical and clinical trials planning and execution



Pipeline of therapeutic drugs based on NanoAb platform

- Targeting diseases with large underserved needs + attractive commercial opportunities
- 5-year research collaboration with Max Planck & UMG, includes exclusive option for exclusive licenses for additional NanoAbs
- De-risked R&D strategy targets massive, validated, underserved markets, such as psoriasis, asthma, psoriatic arthritis and macular degeneration
- Strong, in vivo proof-of-concept results for inhaled NanoAb has strong competitive edge for treatment & prophylactic prevention of COVID-19

NASDAQ: SCNI

www.scinai.com

SEPTEMBER 2023

SCINAI
IMMUNOTHERAPEUTICS

Contact:
Joshua Phillipson
Investor Relations
ir@scinai.com
+972-8-930-2529

